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                                                                       EXHIBIT 5

October 27, 1999

Network Solutions, Inc.
505 Huntmar Park Drive
Herndon, Virginia  20170

Dear Sirs:

As General Counsel for Network Solutions, Inc., a Delaware corporation (the "Company"), I have participated in the preparation of the registration statement on Form S-8 (the "Registration Statement") relating to 500,000 shares of the Company's common stock, par value $.001 per share (the "Common Stock"), to be issued pursuant to the Network Solutions, Inc. 401(k) Retirement Plan (the "Plan").

I am familiar with the written document which comprises the Plan, and in rendering the opinion expressed below, I have examined and am relying on originals, or copies certified or otherwise identified to my satisfaction, of such other corporate records, documents, certificates or other instruments, as in my judgment are necessary or appropriate as a basis for such opinion. In rendering such opinion, I have noted that the purchase price of the Common Stock under the Plan with employee elective deferrals will not be less nor greater than the fair market value of said shares as of the date of purchase by the Plan's trustee.

Based on the foregoing, I am of the opinion that authorized but previously unissued shares of Common Stock which may be issued by the Company for purchase by the Plan have been duly authorized and when purchased in accordance with the terms of the Plan will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Company's Registration Statement. In giving such consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ JONATHAN W. EMERY
Jonathan W. Emery
Senior Vice President, General Counsel